Exhibit 1

November 10, 2004

VIA TELECOPY AND FEDERAL EXPRESS

Argonaut Technologies, Inc.

1101 Chess Drive

Foster City, CA 94404

Request for Special Meeting of Shareholders

To Whom It May Concern:

We have been contacted by Jewelcor in connection with its call for a special meeting of the stockholders of Argonaut Technolgies, Inc. (the “Company”). We have also obtained a copy of Jewelcor’s letter dated November 4, 2004 which is publicly available as an exhibit to Jewelcor’s November 4 statement on Schedule 13D.

Husic Capital Management, as the beneficial owner of 5,006,865 shares of the Company’s common stock, also wishes to call for the special meeting. We are extremely disappointed with the Company’s performance as well as its ineffective management. This makes us sympathetic to Jewelcor’s request for a special meeting.

At this time Husic only calls for the meeting to consider the matters presented in the letter from Jewelcor dated November 4, 2004. Husic is not prepared to take any position on Jewelcor’s proposals at this time, if for no other reason than Jewelcor has not identified whom it would propose to serve on the board of the Company. Husic is calling for the meeting, however, because it believes that shareholders should have the opportunity to consider and vote on the proposals made by Jewelcor. In evaluating those such proposals and any nominees for the board— or proposals or nominees from Company management — Husic intends to be guided by what it believes is in the best interest of shareholders.

This call for a special meeting is made pursuant to Section 2 of Article I of the Company’s Amended and Restated Bylaws.

Sincerely,
HUSIC CAPITAL MANAGEMENT

Frank J. Husic
Managing Partner